EXHIBIT 99.1
                                                                    ------------



                               PURCELL ENERGY LTD.

                                    NOTICE OF
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON MONDAY, MAY 25, 2004

         The annual and special meeting of the shareholders of Purcell Energy Ltd. will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta on Tuesday, May 25, 2004, at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2003, together with the report of the auditors and the report of the board of directors;

2.       fix the number of directors to be elected at the meeting at 6 members;

3.       elect 6 directors;

4. appoint the auditors and to authorize the directors to fix their remuneration as such;

5. consider and, if thought fit, pass a special resolution to amend our Articles as set forth in the information circular - proxy statement accompanying this notice;

6. consider and, if thought fit, pass an ordinary resolution of disinterested shareholders to approve amendments to our stock option plan, which will have the effect of allowing the grant of options to purchase up to 10% of our common shares which are outstanding from time to time as well as certain other amendments set forth in the information circular - proxy statement accompanying this notice; and

7. transact such other business as may properly be brought before the meeting or any adjournment thereof.

         The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

         If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our Corporate Secretary, c/o Olympia Trust Company, Stock Transfer Services, 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

         Only shareholders of record at the close of business on April 9, 2004, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

         DATED at Calgary, Alberta this 8th day of April, 2004.

                                        By order of the board of directors


                                        /s/ Jan M. Alston
                                        --------------------------------
                                        Jan M. Alston
                                        President and Chief Executive Officer

                               PURCELL ENERGY LTD.

                          Information Circular - Proxy
                 Statement for the Annual and Special Meeting to
                             be held on May 25, 2004

                                     PROXIES


SOLICITATION OF PROXIES

         This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual and special meeting of the shareholders of Purcell to be held on Monday, May 10, 2004, in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach our Corporate Secretary, c/o Olympic Trust Company, 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on April 9, 2004, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

         The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

         The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

         The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

         Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Services Inc. who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Services Inc., it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to ADP Investor Services Inc. well in advance of the meeting in order to have the shares voted.

REVOCABILITY OF PROXY

         You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

PERSONS MAKING THE SOLICITATION

         This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

         The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.


                VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at April 8, 2004, there were 49,732,291 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.

         We are also authorized to issue an unlimited number of preferred shares, issuable in one or more series. Each series of preferred shares is issuable upon the terms and conditions as set by the board of directors at the time of creation, subject to class priorities. As at April 8, 2004, there were 2,276 preferred shares issued and outstanding.

         To the knowledge of our directors and officers, as at April 8, 2004, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of our common shares.

         As at April 8, 2004, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,933,357 common shares or approximately 3.9% of the issued and outstanding common shares.


                  MATTERS TO BE ACTED UPON AT THE MEETING

ELECTION OF DIRECTORS

         At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at 6 members and to elect 6 directors.

         Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 6 members, and in favour of the election as directors of the 6 nominees set forth below:

         Jan M. Alston
         Bruce J. Murray
         John A. Niedermaier
         Owen C. Pinnell
         Harry B. Wheeler
         Ronald J. Will

         In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

         The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of April 8, 2004, were as follows:

================================================================================================================================
                                                                                                     NUMBER OF COMMON SHARES
                                                                                                   BENEFICIALLY OWNED DIRECTLY
                                                                                                   OR INDIRECTLY OR OVER WHICH
                                                                                                     CONTROL OR DIRECTION IS
             NAME                           PRINCIPAL OCCUPATION             DIRECTOR SINCE               EXERCISED(5)
--------------------------------------------------------------------------------------------------------------------------------
Jan M. Alston                         President and Chief Executive        March 31, 1989                   528,061
Calgary, AB                           Officer of the Corporation
--------------------------------------------------------------------------------------------------------------------------------
Bruce J. Murray (3)(5)                Chief Operating Officer of the       March 31, 1989                   363,142
Calgary, AB                           Corporation
--------------------------------------------------------------------------------------------------------------------------------
John A. Niedermaier (1) (2) (3)       Petroleum services executive         April 1, 1987                    205,000
Calgary, AB
--------------------------------------------------------------------------------------------------------------------------------
Owen C. Pinnell (2)                   Managing Director of i3 Capital      September 3, 2003                213,683
Calgary, AB                           Partners Inc.
--------------------------------------------------------------------------------------------------------------------------------
Harry B. Wheeler (1) (3)              Independent Businessman.  Mr.        September 3, 2003                 88,271
Calgary, AB                           Wheeler serves on the board of
                                      several public issuers.
--------------------------------------------------------------------------------------------------------------------------------
Ronald J. Will (1) (2) (4)            Financial services executive         October 20, 1993                  27,700
Calgary, AB
================================================================================================================================

Notes:

(1) Member of the Audit and Reserves Committee. An Audit Committee is required pursuant to the BUSINESS CORPORATIONS ACT (Alberta).
(2) Member of the Compensation Committee. (3) Member of the Environmental, Health and Safety Committee. (4) Chairman of the board.
(5) In addition, Messrs. Alston, Murray, Niedermaier, Pinnell, Wheeler and Will have been granted options to purchase 500,000, 390,000, 100,000, 50,000, 50,000 and 100,000 Common Shares, respectively, at prices ranging from $2.50 to $3.35 per share expiring on dates between November 24, 2004 and October 30, 2008.
(6)      We do not have an executive committee.

         The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

APPOINTMENT OF AUDITORS

         Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of BDO Dunwoody, LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such.

AMENDMENT OF ARTICLES

         The Board of Directors of the Corporation has determined that it is appropriate to make a number of changes to the Articles of the Corporation in order that such Articles are consistent with the articles of other public companies. In particular, it has been determined, subject to receipt of necessary shareholder approval, to amend the Articles as follows:

         o        to increase the minimum number of directors from one to three.
                  As a "distributing corporation" pursuant to the BUSINESS CORPORATIONS ACT (Alberta), we are required to have not less than three directors.

         o        to provide for other additional matters as follows:

                  (a) The directors of the Corporation may, without authorization of the shareholders:

                           (i)     borrow money on the credit of the
                                   Corporation;

                           (ii)    issue, reissue, sell or pledge debt
                                   obligations of the Corporation;

                           (iii) subject to the BUSINESS CORPORATIONS ACT (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

                           (iv) mortgage, hypothecate, pledge or otherwise crease a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

                  (b) The directors may, by resolution, delegate the powers referred to in paragraph (a) above to a director, a committee of directors or an officer.

                  (c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

                  (d) Meetings of the shareholders may be held at any place within Alberta or at any of the following cities:
                           Vancouver, British Columbia; Victoria; British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

         Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, pass a special resolution as follows:

                  "BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

                  1. pursuant to Sections 173(1)(l) and 173(1)(n) of the BUSINESS CORPORATIONS ACT (Alberta), the Articles of Incorporation of Purcell Energy Ltd. (the "Corporation") be amended in the manner described in the information circular - proxy statement dated April 8, 2004;

                  2. notwithstanding the approval by shareholders of this special resolution, the board of directors of the Corporation may, in its sole discretion, determine not to proceed with the amendments to the Articles of Incorporation of the Corporation set forth above and revoke this special resolution before it is acted upon without further notice to or approval of shareholders; and

                  3. any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation (whether under its corporate seal or otherwise) to execute and deliver articles of amendment and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any of such actions."

         The special resolution is required to be approved by at least 66?% of the votes cast by holders of common shares present in person or by proxy at the meeting.

         If the special resolution is approved at the meeting, it is intended that our Articles will be amended effective as soon as practicable following the meeting.

AMENDMENTS TO STOCK OPTION PLAN

         Shareholders will also be asked at the meeting to consider and, if thought fit, pass an ordinary resolution to approve certain amendments to our stock option plan. The stock option plan, in its current form, was last ratified by the shareholders on May 23, 2002.

         In January 2004, the Toronto Stock Exchange disclosed proposed revisions to a significant portion of its Company Manual. These revisions are not yet in force but are expected to be in force later in 2004. Some of the proposed changes include that for stock option plans the requirement for a fixed maximum number of securities will be removed and that all security based compensation arrangements, including stock option plans, must be approved by shareholders every three (3) years. Stock option plans will be allowed to have a rolling maximum based on a percentage of outstanding securities. In addition, an additional proposed change is that certain amendments to stock options will be permitted if the ability to amend is contained in the plan provided, however, that amendments to options held by insiders which entail a reduction in the exercise price or an extension of the term will require disinterested shareholder approval.

         Consistent with the proposed changes by the Toronto Stock Exchange to its Company Manual, on April 8, 2004 the Board approved, subject to regulatory and shareholder approval, amendments to our stock option plan as follows:

1. The present restriction in our stock option plan that the maximum number of common shares issuable pursuant to the Plan is 4,000,000 common shares be replaced with the provision that options may be granted to purchase common shares up to a number not exceeding 10% of the number of common shares which are outstanding from time to time.

2. The present provisions in our stock option plan setting forth the terms on which options granted pursuant to the plan can be amended be replaced with the provision that the amendment of options which have been granted pursuant to the plan requires only the prior approval of the board of directors, provided however that amendments to such options which are held by insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

3. The amendments set forth and described in paragraph nos. 1 and 2 above shall be subject to the Toronto Stock Exchange amending its Company Manual to permit amendments to our stock option plan in the manner contemplated in such paragraphs. We will issue a press release announcing the amendment of our stock option plan once the amendments to the Toronto Stock Exchange Company Manual are adopted.

4. If the amendment set forth and described in paragraph 1 above does not become effective on the date of the meeting then until such time as our stock option plan can be amended accordingly, the present restriction in our stock option plan that the maximum number of common shares issuable pursuant to the plan is 4,000,000 common shares will be replaced with a restriction that the maximum number of common shares issuable pursuant to the plan is 5,000,000 common shares (representing 10.1% of our outstanding common shares), which increase will permit the grant of options to acquire an additional 1,000,000 common shares in accordance with the plan. THE EFFECT OF THE INCREASE IN THE MAXIMUM NUMBER OF COMMON SHARES ISSUABLE PURSUANT TO THE PLAN AS AFORESAID IS THAT THE NUMBER OF ADDITIONAL COMMON SHARES WHICH WILL BE AVAILABLE FOR THE GRANT OF OPTIONS (1,000,000 OPTIONS) TOGETHER WITH THE NUMBER OF OPTIONS WHICH HAVE BEEN GRANTED AND ARE OUTSTANDING (3,346,000 OPTIONS) WILL REPRESENT 8.7% OF OUR OUTSTANDING COMMON SHARES.

         In accordance with the requirements of the Toronto Stock Exchange, approval of the above amendments to the stock option plan require approval of disinterested shareholders by ordinary resolution, being a majority of the votes cast at the meeting by shareholders on the resolution, excluding votes attaching to common shares beneficially owned by the individuals who will be entitled to receive option grants and who are "insiders" (as such term is defined in the SECURITIES ACT (Ontario)) as well as "associates" (as such term is defined in the SECURITIES ACT (Ontario)) of grantees. At the meeting our transfer agent and registrar will be directed to exclude votes on this resolution by such insiders and their associates, which insiders and their associates hold an aggregate
[_] common shares. At the meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution of disinterested shareholders as follows:
                  "BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

                  1. the amendment of the share option plan of Purcell Energy Ltd. (the "Corporation") on the terms described in the information circular - proxy statement dated April 8, 2004, be and the same is hereby ratified, confirmed and approved; and

                  2. any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation (whether under its corporate seal or otherwise) to execute and deliver an amendment to the stock option plan and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any of such actions."


                      DIRECTORS' AND OFFICERS' COMPENSATION

COMPOSITION AND ROLE OF THE COMPENSATION COMMITTEE

         The Board has appointed a Compensation Committee comprised of Messrs. Niedermaier, Pinnell and Will. The Compensation Committee is charged with, among other things, the establishment and periodic review of our compensation philosophy, the compensation and performance standards for the Chief Executive Officer and the other executive officers and the approval of executive compensation disclosure.

COMPENSATION COMMITTEE REPORT ON COMPENSATION

TO:  The Shareholders of Purcell Energy Ltd.

         EXECUTIVE AND EMPLOYEE COMPENSATION STRATEGY

         Our compensation policies are founded on the principal that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage all employees to become significant shareholders. Any director, who is also an executive officer, is excused from the compensation committee and directors' meetings during any discussion of his compensation. We do not have a pension plan or other form of formal retirement compensation except the Retirement Compensation Arrangement Plan described below under "Retirement Compensation Arrangement". Our compensation plan consists of the following items:

     o   base salary
     o   long-term stock options
     o   bonuses

         The compensation of all our employees, including executive officers, is consistent with the above policies. A description of the criteria used in each element of compensation is set forth below.

         BASE SALARIES

         Our policy is that salaries for our executive officers, including the Chief Executive Officer, and other employees shall be competitive within our industry and generally at the median salary level among industry peer companies of similar size.

         LONG-TERM STOCK OPTIONS

         Stock options are granted under our stock option plan to our directors, officers and employees upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected. Stock options are granted by our board on the recommendation of the chief executive officer, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer.

         The share option plan is designed to motivate all employees to focus on the long-term interests of Purcell and its shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the option grants is entirely dependent on the appreciation in the market price of the common shares. The options generally vest over three years and usually expire not more than five years after the date of grant.

         Total option grants are presently limited to the number of shares permitted under the rules of the Toronto Stock Exchange. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan and our future hiring plans, subject to limits under the rules of the Toronto Stock Exchange.

         BONUSES

         All full time employees are eligible to receive a bonus. The size of the bonus pool is based on the recommendation of the Compensation Committee. In determining the bonus pool size, the Compensation Committee considers:

    o    success in achieving company objectives;
    o    common share price performance;
    o    growth in cash flow and earnings per share;
    o    growth in asset value;
    o    progress in implementing the business strategy; and
    o    competitive issues pertaining to attracting quality personnel

         Establishment and payment of bonuses is subject to approval of the board of directors and the board of directors has the right to amend or suspend the bonus plan at its discretion.

         SUMMARY

         The compensation committee believes that long term shareholder value is enhanced by competitive compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as, where applicable, industry-competitive pay practices.

Compensation Committee Members:     John A. Niedermaier
                                    Owen C. Pinnell
                                    Ronald J. Will


COMPENSATION OF NAMED EXECUTIVE OFFICERS

         The following table sets forth information concerning the compensation paid to our Chief Executive Officer and any other executive officers whose compensation exceeded $100,000 for the years ended December 31, 2003, 2002 and 2001 (collectively, the "Named Executive Officers").

==================================================================================================================================
                                                                                      LONG-TERM COMPENSATION
                                                                             -------------------------------------
                                             ANNUAL COMPENSATION                       AWARDS             PAYOUTS
                                    -------------------------------------    -----------------------     ---------
                                                                             SECURITIES   RESTRICTED
                                                                               UNDER      SHARES OR
                                                             OTHER ANNUAL     OPTIONS     RESTRICTED       LTIP      ALL OTHER
    NAME AND PRINCIPAL     FISCAL     SALARY      BONUS     COMPENSATION      GRANTED    SHARE UNITS      PAYOUTS   COMPENSATION
         POSITION           YEAR        ($)        ($)           ($)            (#)          ($)            ($)         ($)
----------------------------------------------------------------------------------------------------------------------------------
Jan M. Alston               2003      200,000      39,600       -(1)             80,000      N/A          N/A           --
President and Chief         2002      175,000     35,0003       -(1)             70,000      N/A          N/A           --
Executive Officer           2001      175,000                   -(1)            100,000      N/A          N/A           --
----------------------------------------------------------------------------------------------------------------------------------
Bruce J. Murray             2003      175,000      28,800       -(1)             70,000      N/A          N/A           --
Chief Operating Officer     2002      155,000      25,000       -(1)             60,000      N/A          N/A           --
                            2001      155,000      25,000       -(1)             80,000      N/A          N/A           --
----------------------------------------------------------------------------------------------------------------------------------
Terry L. Lindquist          2003      145,000      20,100       -(1)             50,000      N/A          N/A           --
Chief Financial Officer     2002      130,000      17,500       -(1)             40,000      N/A          N/A           --
                            2001      130,000      15,000       -(1)             50,000      N/A          N/A           --
----------------------------------------------------------------------------------------------------------------------------------
Richard Fedoruk             2003      145,000      20,100       -(1)             50,000      N/A          N/A           --
Vice President,             2002      130,000      17,500       -(1)             40,000      N/A          N/A           --
Exploration                 2001      130,000      15,000        -(1             30,000      N/A          N/A           --
----------------------------------------------------------------------------------------------------------------------------------
Lawrence Backmeyer          2003      145,000      20,100       -(1)             50,000      N/A          N/A           --
Vice President,             2002      130,000      17,000       -(1)             40,000      N/A          N/A           --
Engineering                 2001      130,000      15,000       -(1)             30,000      N/A          N/A           --
==================================================================================================================================

Notes:

(1) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of total annual salary and bonus.
         STOCK OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2003

         The following table sets forth details with respect to all options granted to the Named Executive Officers during 2003.

====================================================================================================================
                                         PERCENTAGE OF                       MARKET VALUE
                                         TOTAL OPTIONS                       OF SECURITIES
                     SECURITIES UNDER      GRANTED TO       EXERICSE OR   UNDERLYING OPTIONS
        NAME          OPTIONS GRANTED   EMPLOYEES IN 2003    BASE PRICE     ON DATE OF GRANT     EXPIRATION DATE
                            (#)               (%)          ($/SECURITY)      ($/SECURITY)
--------------------------------------------------------------------------------------------------------------------
Jan M. Alston             80,000              7.1              2.65              2.65           October 30, 2008
--------------------------------------------------------------------------------------------------------------------
Bruce J. Murray           70,000              6.2              2.65              2.65           October 30, 2008
--------------------------------------------------------------------------------------------------------------------
Terry L. Lindquist        50,000              4.5              2.65              2.65           October 30, 2008
--------------------------------------------------------------------------------------------------------------------
Richard Fedoruk           50,000              4.5              2.65              2.65           October 30, 2008
--------------------------------------------------------------------------------------------------------------------
Lawrence Backmeyer        50,000              4.5              2.65              2.65           October 30, 2008
====================================================================================================================

         The above stock options to acquire common shares were granted pursuant to our stock option plan. The options vest over three years and expire five years from the date of grant.


STOCK OPTIONS EXERCISED DURING THE YEAR ENDED DECEMBER 31, 2003 AND YEAR END OPTION VALUES

         The following table sets forth with respect to the Named Executive Officers, the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the common shares of $2.55 on December 31, 2003.

==================================================================================================================
                                                            UNEXERCISED STOCK OPTIONS     VALUE OF UNEXERCISED
                             SECURITIES                           AT YEAR-END             IN-THE-MONEY STOCK
                              ACQUIRED    AGGREGATE VALUE             (#)                 OPTIONS AT YEAR-END
                            ON EXERCISE       REALIZED           EXERCISABLE /                    ($)
          NAME                  (#)             ($)              UNEXERCISABLE        EXERCISABLE / UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------
Jan M. Alston                 175,000        294,250           340,000 /  160,000           1,167 /   2,333
------------------------------------------------------------------------------------------------------------------
Bruce J. Murray                90,000        149,700           253,333 /  136,667           1,000 /   2,000
------------------------------------------------------------------------------------------------------------------
Terry L. Lindquist             35,000         52,500           176,666 /   93,334             667 /   1,333
------------------------------------------------------------------------------------------------------------------
Richard Fedoruk               150,000        272,500           153,333 /   86,667             667 /   1,333
------------------------------------------------------------------------------------------------------------------
Lawrence Backmeyer            110,000        194,200           153,333 /   86,667             667 /   1,333
==================================================================================================================


RETIREMENT COMPENSATION ARRANGEMENT

         We initiated, on July 1, 2001, a Retirement Compensation Arrangement Plan (the "RCA Plan") as part of a strategy for the long-term retention of senior executives. We fund the governing trust with monthly payments that are actuarially determined. Upon reaching the normal retirement age of 60, a fixed benefit amount is payable monthly to or on behalf of a named executive over a 25 year period. To determine the benefit amount payable to our senior executives, the Compensation Committee of the Corporation took into account the following factors: years of service of each executive at the commencement of the plan, years of service remaining to normal retirement age and relative salary levels.

         Annual benefits payable to the Named Executive Officers upon retirement at the normal retirement age are as follows: Jan M. Alston - $75,000; Bruce J. Murray - $70,000; Terry L. Lindquist $55,000; Richard Fedoruk - $42,000 and Lawrence Backmeyer - $60,000. The foregoing amounts apply for retirement at age 60 and are reduced in the event of retirement before that date. No benefit is payable if service is terminated by the Named Executive Officer before July 1, 2006.

EMPLOYMENT ARRANGEMENTS

         Our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, Exploration, Vice President, Engineering and Vice President, Land have employment agreements whereby they are entitled to receive certain payments in the event of termination of employment without cause for any reason. The Chief Executive Officer and Chief Operating Officer would each receive an amount equivalent to two years' current annual salary, the Chief Financial Officer would receive an amount equal to one and one-half (1 1/2) year's current annual salary, the Vice President, Exploration and Vice President, Engineering would each receive an amount equal to one year's current salary, and the Vice President, Land would receive an amount equal to one-half year's current salary. Current annual salary as used herein includes bonuses paid in the most recent year. As of the date hereof, such compensation would, in aggregate, total $1,540,000.

         In addition, in the event of the termination of employment, certain modifications are made to the benefits that are otherwise payable to the named officers under the RCA Plan. If we terminate, for any reason other than death, disability or cause, the employment of an executive who is named in the RCA Plan, the retirement benefit amount payable to the executive is calculated as a percentage of the normal retirement benefit. The percentage utilized is 10 percent if termination occurs prior to July 1, 2003 and increases in annual increments of 10 percent until the full amount of the normal retirement benefit is payable if such termination occurs after June 30, 2011.

         In the event of a change in control (as defined in the RCA Plan) of Purcell and within three months thereafter we terminate the employment of a named executive or a named executive voluntarily terminates his or her employment with us, the retirement benefit under the RCA Plan is calculated at 50 percent of the normal retirement benefit if termination occurs prior to July 1, 2003 and increases in annual increments of 10 percent until the full amount of the normal retirement benefit is payable if such termination occurs after June 30, 2006.

DIRECTORS

         We have established a policy for the compensation of directors (other than directors who are also officers of Purcell) whereby each director is entitled to receive an annual retainer in the amount of $10,000, a fee of $500 for each meeting attended and a fee of $350 for each conference call meeting. The Chairman of the Board receives an additional retainer of $2,500 per annum. For the fiscal year ended December 31, 2003, the aggregate cash compensation paid to all non-executive directors was $55,318. In addition, directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

         None of our directors or senior officers, or their associates or affiliates, has been indebted to us since the commencement of the financial year ended December 31, 2003, except that five senior officers and two current and one former director were indebted to the Corporation as at April 8, 2004 for a total of $225,000 for stock purchase loans due on demand as set forth in the following table.

                                                                                        FINANCIALLY
                                                                                          ASSISTED
                                                  LARGEST AMOUNT                         SECURITIES
                                                   OUTSTANDING          AMOUNT        PURCHASED DURING
                                  INVOLVEMENT      DURING YEAR        OUTSTANDING        YEAR ENDED
                                 OF ISSUER OR         ENDED              AS AT          DECEMBER 31,      SECURITY FOR
NAME AND PRINCIPAL POSITION       SUBSIDIARY    DECEMBER 31, 2003    APRIL 8, 2004         2003(2)        INDEBTEDNESS
---------------------------      ------------   -----------------    -------------    -----------------   ------------
Jan M. Alston
President and Chief Executive
Officer                             Lender           $197,500            $30,000            175,000            N/A

Bruce J. Murray
Chief Operating Officer             Lender           $103,000            $25,000             90,000            N/A

Terry L. Lindquist
Chief Financial Officer             Lender            $72,500            $27,500             35,000            N/A

Richard Fedoruk
Vice President, Exploration         Lender           $115,500             $7,500            150,000            N/A

                                                                                        FINANCIALLY
                                                                                          ASSISTED
                                                  LARGEST AMOUNT                         SECURITIES
                                                   OUTSTANDING          AMOUNT        PURCHASED DURING
                                  INVOLVEMENT      DURING YEAR        OUTSTANDING        YEAR ENDED
                                 OF ISSUER OR         ENDED              AS AT          DECEMBER 31,      SECURITY FOR
NAME AND PRINCIPAL POSITION       SUBSIDIARY    DECEMBER 31, 2003    APRIL 8, 2004         2003(2)        INDEBTEDNESS
---------------------------      ------------   -----------------    -------------    -----------------   ------------
Lawrence Backmeyer
Vice President, Engineering         Lender            $75,000            $45,000            110,000            N/A

John A. Niedermaier
Director                            Lender            $44,000            $30,000             20,000            N/A

Ronald J. Will
Director                            Lender            $30,000            $30,000                Nil            N/A

Bernard A. Benning
Former Director                     Lender            $37,800            $30,000              6,000            N/A

Notes:

(1) The loans are unsecured and bear interest payable monthly at the prime rate charged by a Canadian chartered bank and are repayable on demand.

(2) Short term unsecured loans were provided to assist officers and directors with the purchase of shares related to expiring stock options.

PERFORMANCE GRAPH

         The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of our (or our predecessor's) common shares at the end of each financial year, assuming an initial investment of $100 on December 31, 1998, compared to the S&P/TSX Composite Index and the TSX Oil and Gas Producers Index, assuming the reinvestment of dividends where applicable.


                         [GRAPHIC OMITTED - LINE CHART]


==================================================================================================
                                  1998        1999        2000      2001       2002       2003
--------------------------------------------------------------------------------------------------
Purcell                            100         393         464       393        346        303
--------------------------------------------------------------------------------------------------
S&P/TSX Composite(1)               100         130         138       119        102        127
--------------------------------------------------------------------------------------------------
TSX Oil and Gas Producers          100         120         178       183        211        251
==================================================================================================

Note:

(1)      The S&P / TSX Composite Index was previously called the TSE 300 Index.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         In 1995, the Toronto Stock Exchange adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the Toronto Stock Exchange must now annually disclose their approach to corporate governance with specific reference to each of the fourteen specific Guidelines. Our disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

         Our business strategy, operating strategy and business practices are overseen by the Board. The Board meets regularly and is consulted with on major issues such as planning, acquisitions and divestitures and its focus is the protection of our assets and shareholder value. The Board has established three standing committees to facilitate the carrying out of the Board's duties and responsibilities and meeting applicable statutory and regulatory requirements. These three committees are the Audit and Reserves Committee, the Compensation Committee and the Health, Safety and Environment Committee. In addition, from time to time, ad hoc committees may be appointed when special circumstances dictate, with specific assignments for a limited duration.

         The Audit and Reserves Committee is comprised of the following three directors: Messrs. Neidermaier, Wheeler and Will. The Audit and Reserves Committee annually recommends to the Board the nomination of the external auditors to be appointed by the shareholders and maintains direct communications with such auditors. The Committee's responsibilities include overseeing of the nature and scope of the annual audit, assessing the independence of the Corporation's auditors, approving the annual audit fee, reviewing the Corporation's internal controls, reviewing financial reporting and financial statements and other mandatory disclosure releases containing financial information and recommending them for Board approval. Given the scope and nature of the Corporation's operations, together with the familiarity the directors have with its affairs and the nature and extent of the Corporation's financial exposure, the Board has determined that the use of a formal internal audit process is unnecessary.

         The Audit and Reserves Committee has also assumed responsibility for reviewing the appointment of independent engineers to evaluate the Corporation's oil and gas reserves, reviewing the report of and meeting with the independent engineers and recommending approval of the reports relating to the Corporation's oil and gas reserves which are required to be filed pursuant to National Instrument 51-101 to the Board of Directors.

         The Compensation Committee is comprised of three directors. See "Directors' and Officers' Compensation - Composition and Role of the Compensation Committee".

         The Health, Safety and Environment Committee is comprised of the following three directors: Messrs. Murray, Neidermaier and Wheeler. The Health, Safety and Environment Committee reviews and reports to the board of directors of all environmental, health and safety matters of the Corporation and ensures that the Corporation has implemented an environmental, health and safety policy that is designed, at a minimum, to comply with the current government regulations specific to the operations of the Corporation.

         In addition to the above committees, the board of directors acts as a committee-of-the-whole to assume responsibilities as a nominating committee, when necessary, and responsibility for corporate governance policies and practices. No separate committee has been formed for this purpose. The board of directors considers that corporate governance practices are important to the Corporation and its shareholders and endeavours to review such practices on a regular basis to ensure that they continue to be appropriate.


                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2003, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries except as disclosed herein.

      INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

         Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, other than as is disclosed herein.


                                  OTHER MATTERS

         Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

         We undertake to provide, upon request, a copy of our 2003 annual report, containing management's discussion and analysis of financial condition and results of operations and the 2003 audited financial statements, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement.

         The contents and the sending of this information circular - proxy statement have been approved by our directors.

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

         Dated: April 8, 2004


                  /s/ Jan M. Alston                   /s/ Terry L. Lindquist
                  ---------------------               -------------------------
                  Jan M. Alston                       Terry L. Lindquist
                  President and                       Chief Financial Officer
                  Chief Executive Officer

                                  SCHEDULE "A"

               PURCELL ENERGY LTD. GUIDELINE COMPLIANCE TABLE

Our approach to corporate governance with specific reference to the guidelines of The Toronto Stock Exchange is as follows:

1. The Board explicitly assumes responsibility for the stewardship of Purcell, including:

         (a) The Board has established a strategic planning process comprised of ongoing meetings of the Board to discuss strategic planning issues with members of management culminating in the adoption of a Corporate Strategy.

         (b) In order to identify the principal risks of our business and implement appropriate systems to manage these risks, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from management and external auditors.

         (c) The Board in consultation with the Chief Executive Officer acts on an as-needed basis to fill specific requirements at senior management levels.

         (d) The Board delegates to the Chief Executive Officer responsibility for our compliance and communication documents, including annual and quarterly reports, financing documents, news releases, and miscellaneous disclosure documents. The Chief Financial Officer and Chief Operating Officer support the Chief Executive Officer on an as-needed basis. In addition, the Board has delegated the responsibility for direct shareholder communications to the Chief Executive Officer, who is available to shareholders and the investment community to discuss our business and operations.

         (e) The Board uses our auditors and, periodically, outside consultants to assess the integrity of our internal controls and management information systems.

2. The Board is presently comprised of four unrelated directors and two directors who are senior executives. It is anticipated that an additional unrelated director will be appointed to the Board in 2004 which will result in the Board being comprised of five unrelated directors and two directors who are senior executives.

3. The unrelated directors are independent of management and free from any interest and business relationship which could materially interfere with such directors' ability to act in the best interests of Purcell.

4.       The entire Board of Purcell considers new nominees to the Board.

5. The entire Board of Purcell assesses the effectiveness of the Board as a whole.

6. New Board members are provided with the Director's Handbook that is a comprehensive reference source that includes corporate and Board information. There is no specific education program for new Board members. Regular Board meetings include meetings with management wherein new Board members can familiarize themselves with our operations and activities. The Board defines requisite skills and experience required of directors.

7. The Board is comprised of six directors. It is anticipated that an additional unrelated director will be appointed to the Board in 2004 which will result in the Board being comprised of seven directors. The Board believes that it is large enough for proper corporate governance given the Corporation's size and its present stage of development.

8. Directors are compensated by fees and the grant of stock options under our option plan. The entire Board reviews compensation levels periodically. Directors' liability insurance is provided.

9. The Audit and Reserves Committee is made up of three outside, unrelated directors. The Compensation Committee is made up of three outside, unrelated directors. The Health, Safety and Environment Committee is made up of two outside, unrelated directors and one director who is also an executive officer.

10.      The entire Board addresses issues relating to corporate governance.

11. The Board retains all powers not delegated by the Board to management or Board committees. The Board remains responsible for directing our business and supervising the activities of management. The responsibilities of our senior officers are described in various documents, including employment agreements. The corporate objectives of the Chief Executive Officer include maximizing shareholder value, implementing the Corporate Strategy and business plan developed pursuant to the Board's strategic planning process. The Chief Executive Officer is charged with the responsibility for developing and staffing our management structure and providing effective communication between the Board, management and shareholders.

12. The Board has appointed a non-executive chairperson. The entire Board is responsible for ensuring that the Board can function independently of management.

13. The Audit and Reserves Committee is comprised of three outside, unrelated directors

14. A director or group of directors may engage outside advisers at our expense, subject to Board approval.